EXHIBIT 6.1

PROMISSORY NOTE ISSUED BY MPAC TO
DAVID UPPAL

Borrower:     MPAC Corporation of Suite 333, 3838 Camino Del Rio North, San Diego, CA.

Principal Amount:     $103,270.00 United States Dollars

Promissory Note

1.	FOR VALUE RECEIVED, MPAC Corporation promises to pay to David Uppal at such address as may be provided in writing to MPAC Corporation, the principal sum of $103,270.00 with interest payable on the unpaid principal at the rate of Royal Bank of Canada Prime plus one percent per annum, calculated half-yearly not in advance. Interest payment may be waived wirth the consent of MPAC Corporation and David Uppal.

2.	This promissory note will be repaid in full 13 months from demand of repayment.

3.	Notwithstanding anything to the contrary in this note, if MPAC Corporation defaults in the performance of any obligation under this Note, then Paul Uppal may declare the principal amount owing under this note at that time to be immediately due and payable.

4.	All cost, expenses and expenditures including, and without limitation, the complete legal costs incurred by Paul Uppal in enforcing this promissory note as a result of any default by MPAC Corporation, will be added to the principal then outstanding and will immediately be paid by MPAC Corporation.

5.	This note will be construed in accordance with and governed by the laws of the Province of British Columbia, Canada

6.	This note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of MPAC Corporation and David Uppal.

7.	MPAC Corporation waives presentment for payment, notice of non-payment, protest and notice of protest.

IN WITNESS WHEREOF MPAC Corporation has duly affixed his signature under seal on this 28th day of November, 2002.

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
	)	/s/ Adam Smith
	)	MPAC Corporation
/s/ Michael Laidlaw	)
	)	/s/ DavidUppal
DavidUppal